File Support

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

DIVISION OF
TRADING AND MARKETS

Received SEC
OCT 2 1 2008
Washington, DC 20549

October 21, 2008

Act	Securities Exchange Act of 1934
Section	Regulation M
Rule	Rule 102 of Regulation M
Public Availability	October 21, 2008

Thomas N. O'Neill III
Linklaters LLP
One Silk Street
London EC2Y 8HQ

**Re: Lloyds TSB Group plc
File No. TP 09-07**

Dear Mr. O'Neill:

In your letter dated October 21, 2008, as supplemented by conversations with members of the staff (the "Staff") of the Securities and Exchange Commission ("Commission"), you request on behalf of Lloyds TSB Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("LTSB"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with (i) the distribution of LTSB Ordinary Shares and LTSB ADSs to be made by LTSB to holders of HBOS Ordinary Shares and HBOS ADSs, respectively, of HBOS plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("HBOS"), in connection with the proposed acquisition of the entire issued and to be issued share capital of HBOS by LTSB (the "Acquisition") and (ii) the distribution of LTSB Ordinary Shares (the "Placing") and preference shares of LTSB to the United Kingdom Treasury ("HM Treasury") through a preference share subscription (the "Preference Share Subscription") as part of a capital raising, which includes the opportunity for eligible existing LTSB shareholders to "claw back" their proportionate entitlement to these new shares (the "Open Offer"). The Acquisition, the Placing, the Open Offer, and the Preference Share Subscription are collectively referred to herein as the "Transaction," and are described more fully in your letter.

You seek an exemption to permit LTSB and its affiliates to conduct specified transactions outside the United States in LTSB Ordinary Shares and LTSB ADSs during the Transaction. Specifically, you request that: (i) the LTSB Derivatives Business Units be permitted to continue to engage in derivatives transactions, including hedging activities as described in your letter; (ii) the LTSB Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (iii) the LTSB Insurance Companies be permitted to continue to engage in insurance activities as described in your letter; (iv) the LTSB Trustees and Personal Representatives be permitted to continue to engage in trustee and personal representative-related activities as described in your letter; (v) the LTSB Collateral Taking Units be permitted to continue to engage in collateral taking activities as described in your letter; (vi) the LTSB Employee Share Plan Trustees be permitted to continue to engage in employee share plan purchasing activities as described in your letter; (vii) the LTSB Banking Groups be permitted to continue to engage in banking-related activities as described in your letter; and (viii) the LTSB Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter.

You also seek an exemption to permit certain LTSB affiliates to conduct specified transactions in the United States in LTSB Ordinary Shares and LTSB ADSs during the Transaction. Specifically, you request that (i) Scottish Widows Investment Partnership Limited ("SWIP"), Lloyds TSB Offshore Limited, and Lloyds TSB Offshore Private Client Limited, be permitted to continue to engage in unsolicited asset management activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants LTSB an exemption from Rule 102 of Regulation M to permit the LTSB Derivatives Business Units, the LTSB Asset Managers (including SWIP, LTSB Offshore Limited, and LTSB Offshore Private Client Limited), the LTSB Insurance Companies, the LTSB Trustees and Personal Representatives, the LTSB Collateral Taking Units, LTSB Employee Share Plan Trustees, the LTSB Banking Groups, and the LTSB Brokerage Units (collectively, the "Companies") to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- During the twelve-month period ended September 30, 2008, the worldwide average daily trading volume ("ADTV") of LTSB Ordinary Shares was approximately 76.2 million Shares, or approximately £319 million (approximately $568 million) in value, and LTSB's market capitalization as of September 30, 2008 was approximately £13,528 billion (approximately $24,085 billion). During the twelve-month period ended September 30, 2008, the ADTV of LTSB Ordinary Shares on the LSE was approximately 52.3 million shares, with a value of approximately £224 million (approximately $399 million). As of September 30, 2008, the LTSB Ordinary Shares comprised 1.13% of the FTSE 100 index;

- The public float value for LTSB Ordinary Shares was £13,528 billion (approximately $24,085 billion) as of September 30, 2008;

- As of September 30, 2008, approximately 98.7% of the outstanding LTSB Ordinary Shares were held of record by residents of the United Kingdom;

- The principal trading market for LTSB Ordinary Shares is the United Kingdom and trading on the LSE accounted for approximately 68.6% of the worldwide average trading volume in LTSB Ordinary Shares during the twelve-month period ended September 30,

2008. Trading on the European over-the-counter trading platforms BOAT and Chi-X accounted for approximately 27.7% of the worldwide average trading volume in LTSB Ordinary Shares during the twelve-month period ended September 30, 2008;

- LTSB maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and any other area of LTSB in which price sensitive information relating to LTSB Ordinary Shares (including LTSB ADSs), including information relating to the Transaction, would be available;

- The LTSB Derivatives Business Units conduct their derivatives transactions, including hedging, outside the United States and, during the twelve-month period ended September 30, 2008, the exposure to LTSB Ordinary Shares and LTSB ADSs from these derivatives transactions amounted to less than 3.5% of the worldwide ADTV of LTSB Ordinary Shares (including LTSB ADSs);

- The LTSB Asset Managers conduct their asset management activities outside the United States (except as indicated below) and, during the twelve-month period ended September 30, 2008, the asset management activities of the LTSB Asset Managers amounted to approximately 1% of the worldwide ADTV of LTSB Ordinary Shares (including LTSB ADSs);

- SWIP, LTSB Offshore Limited, and LTSB Offshore Private Client Limited conduct their unsolicited asset management activities in the United States in the ordinary course of business and not in contemplation of the Transaction. SWIP, LTSB Offshore Limited, and LTSB Offshore Private Client Limited are registered with, and are subject to the supervision and regulation of, the Commission. SWIP and LTSB Offshore Private Client are also registered with the Commission as Investment Advisers;

- The LTSB Insurance Companies conduct their insurance activities outside the United States;

- The LTSB Trustees and Personal Representatives conduct their trustee and personal representative-related activities outside the United States and, during the twelve-month period ended September 30, 2008, the ADTV of LTSB Ordinary Shares pursuant to these activities by the LTSB Trustees and Personal Representatives represented less than 1% of the worldwide ADTV of LTSB Ordinary Shares;

- The LTSB Collateral Taking Units conduct their collateral taking activities outside the United States;

- The LTSB Employee Share Plan Trustees conduct their employee share plan activities outside of the United States;

- The LTSB Brokerage Units conduct their unsolicited brokerage activities outside the United States and, during the twelve-month period ended September 30, 2008, the unsolicited brokerage activities of LTSB Brokerage Units amounted to less than 1% of the worldwide ADTV in LTSB Ordinary Shares;

- The LTSB Banking Groups conduct their banking-related activities outside the United States;

- The withdrawal from the market for the LTSB Ordinary Shares, which are among the most actively traded in the United Kingdom, for an extended period of time would have harmful effects on the customers and ordinary business of LTSB and its affiliates;

- Each of the LTSB Derivatives Business Units, the LTSB Asset Managers, the LTSB Insurance Companies, the LTSB Trustees and Personal Representatives, the LTSB Collateral Taking Units, the LTSB Employee Share Plan Trustees, the LTSB Brokerage Units, and the LTSB Banking Groups has each confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with the applicable laws of the United Kingdom and other non-US laws.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the unsolicited asset management activities of SWIP, LTSB Offshore Limited and LTSB Offshore Private Client Limited described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Transaction;

3. Each offer document distributed to US holders will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. LTSB and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred, and
   (c) whether the transactions were made for a customer account of a proprietary account;

5. Upon request of the Division, LTSB and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington DC within 30 days of its request;

6. LTSB and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Transaction;

7. Representatives of LTSB and each of the Companies shall be made available (in person at the offices of the Commission in Washington, DC or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, LTSB and each of the Companies will comply with Regulation M.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the Staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

Linklaters LLP
One Silk Street
London EC2Y 8HQ
Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222
DX Box Number 10 CDE

Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

October 21, 2008

Re: Lloyds TSB Group plc – Request for Exemptive Relief from Rule 102 of Regulation M

Dear Ms. Tao:

We are writing on behalf of our client, Lloyds TSB Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("**LTSB**"), about the application of Regulation M ("**Regulation M**") under the Securities Exchange Act of 1934 (the "**Exchange Act**") to transactions by LTSB and its affiliates in the ordinary shares of LTSB (the "**LTSB Ordinary Shares**"), and the American Depositary Shares, each representing the right to receive four LTSB Ordinary Shares ("**LTSB ADSs**"). The request for relief relates to (i) the distribution of LTSB Ordinary Shares and LTSB ADSs to be made by LTSB to holders of ordinary shares ("**HBOS Ordinary Shares**") and holders of American Depositary Shares ("**HBOS ADSs**"), respectively, of HBOS plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("**HBOS**"), in connection with the proposed acquisition of the entire issued and to be issued share capital of HBOS by LTSB (the "**Acquisition**") and (ii) the distribution of LTSB Ordinary Shares (the "**Placing**") and preference shares (the "**Preference Shares**") of LTSB to the United Kingdom Treasury ("**HM Treasury**") through a preference share subscription (the "**Preference Share Subscription**") as part of a capital raising, which includes the opportunity for eligible existing LTSB Shareholders to "claw back" their proportionate entitlement to these new shares(the "**Open Offer**"). The Acquisition, the Placing, the Open Offer and the Preference Share Subscription are collectively referred to herein as the "**Transaction**" and are described in greater detail under the heading "The Transaction".

Specifically, on behalf of LTSB, we ask the Staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") to grant LTSB and its affiliates exemptive relief from Rule 102 of Regulation M to permit them to continue, in the ordinary course of business as described below and in accordance with applicable local law, to engage in the following activities during the Transaction distribution:

- **Derivatives Transactions, including Hedging**: LTSB enters into derivatives transactions for the accounts of its customers on an agency basis and for its own account primarily for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) or efficient portfolio management and, as such, may issue, buy and sell derivatives and other structured products relating to LTSB Ordinary Shares and LTSB ADSs or to baskets or indices including LTSB Ordinary Shares and LTSB ADSs, as well as (largely FTSE 100) futures on the foregoing on recognized or over-the-counter markets. These derivatives transactions are conducted through LTSB's Products and Markets Group (the "**LTSB Products and Markets Group**") and Scottish Widows Investment Partnership Limited, a limited company organized under the laws of the United Kingdom ("**SWIP**" and, together with the LTSB Products and Markets Group, the "**LTSB Derivatives Business Units**").[1] The exposure to LTSB Ordinary Shares and LTSB ADSs from these derivative transactions amounted to less than 3.5% of the average daily trading volume (the "**ADTV**") on all exchanges in LTSB Ordinary Shares (including LTSB ADSs) during the twelve-month period ended September 30, 2008. The LTSB Derivatives Business Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.
- **Trading by Asset Managers**: Lloyds TSB Private Banking Limited, a limited company organized under the laws of the United Kingdom, Lloyds TSB Bank plc, a public limited company organized under the laws of the United Kingdom, and certain of its subsidiaries (including Lloyds TSB Offshore Limited and Lloyds TSB Offshore Private Client Limited), SWIP and Lloyds TSB Investments Ltd, a limited company organized under the laws of the United Kingdom (together, the "**LTSB Asset Managers**"), manage the assets of a range of internal and external clients, such as mutual funds, pension funds, unregulated collective investment schemes (being a fund of hedge funds, a fund of private equity funds, a fund of property funds and individual private equity funds) and separate account investor portfolios (such funds and investor portfolios, the "**LTSB Managed Funds**"). As part of their ordinary investment management activities on behalf of the LTSB Managed Funds, the LTSB Asset Managers buy and sell LTSB Ordinary Shares and LTSB ADSs for the LTSB Managed Funds' accounts. The LTSB Asset Managers also may make investments in collective funds or indices that indirectly include LTSB Ordinary Shares and LTSB ADSs or include derivatives of LTSB Ordinary Shares and LTSB ADSs, as discussed above. The asset management activities of the LTSB Asset Managers amounted to approximately 1% of the worldwide ADTV in LTSB Ordinary Shares (including LTSB ADSs) during the twelve-month period ended September 30, 2008. The foregoing

[1] The LTSB Products and Markets Group is a business unit within LTSB. SWIP is a wholly owned subsidiary of LTSB and primarily engages in fund management activities on behalf of a range of internal and external clients including LTSB's retail life, pensions and investment products. No derivatives trading or hedging activities relating to LTSB Ordinary Shares are carried out by affiliates or business units of LTSB other than the LTSB Derivatives Business Units and the vast majority of the derivatives trading and hedging activities described herein are conducted in the United Kingdom. Such activities are in any event conducted solely outside the United States.

asset management activities are conducted by Lloyds TSB Private Banking Limited and LTSB Investments Ltd solely outside of the United States and by Lloyds TSB Bank plc and certain of its subsidiaries and SWIP primarily, but not exclusively, outside of the United States. The LTSB Asset Managers engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

- **Trading by Insurance Companies**: In the ordinary course of business, Scottish Widows plc, a public limited company organized under the laws of the United Kingdom, and its authorized subsidiaries and Lloyds TSB General Insurance Limited (the "**LTSB Insurance Companies**") sell insurance and reinsurance products requiring the insurer to invest the premiums paid by the purchaser of the policies in equities and other investments. While no direct investments are made in LTSB Ordinary Shares or LTSB ADSs, investments may be made indirectly in funds or indices that include LTSB Ordinary Shares and/or LTSB ADSs. A number of the LTSB Insurance Companies provide investment advice with respect to their range of investment products. The market activities of the LTSB Insurance Companies described herein are conducted solely outside of the United States. The LTSB Insurance Companies engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

- **Trading by Trustees and Personal Representatives of Estates**: Lloyds TSB Bank plc, which delegates trading authority to Lloyds TSB Private Banking Limited in this regard, and certain of its subsidiaries (together, the "**LTSB Trustees and Personal Representatives**"), act as trustee, executor and/or personal representative of testamentary, inter vivos and charitable trusts, as well as estates (the "**LTSB Trusts and Estates**"). As part of their responsibilities, the LTSB Trustees and Personal Representatives purchase and sell LTSB Ordinary Shares and LTSB ADSs, both directly and indirectly as part of collective investment schemes, for the accounts of the LTSB Trusts and Estates. The activities of the LTSB Trustees and Personal Representatives historically have represented a small proportion of all trading in LTSB Ordinary Shares, and for the twelve-month period ended September 30, 2008, the ADTV of LTSB Ordinary Shares (including LTSB ADSs) traded pursuant to these activities represented less than 1% of the worldwide ADTV of LTSB Ordinary Shares (including LTSB ADSs). The market activities of the LTSB Trustees and Personal Representatives described herein are conducted solely outside of the United States. The LTSB Trustees and Personal Representatives engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

- **Collateral Taking**: Lloyds TSB Bank plc and certain of its subsidiaries and Lloyds TSB Private Banking Limited (the "**LTSB Collateral Taking Units**"), accept LTSB Ordinary Shares and LTSB ADSs as collateral for loans they extend to their respective customers. In the event that the borrower defaults on a loan, the LTSB Collateral Taking Units may foreclose on the collateral and in some circumstances dispose of it, including by selling it in the market. The market activities of the LTSB Collateral Taking Units are conducted primarily in the United Kingdom and solely outside of the United States. To the extent the LTSB Collateral Taking Units engage in trading of LTSB Ordinary Shares or LTSB ADSs this activity would be solely in the ordinary course of business and not in contemplation of the Transaction.

- **Banking Related Activities**: In connection with their retail and commercial banking services, certain LTSB affiliates including Lloyds TSB Bank plc and certain of its subsidiaries, Lloyds TSB Private Banking Limited, Lloyds TSB Scotland plc, a public limited company organized under the laws of the United Kingdom, Scottish Widows Bank plc, a public limited company organized under the laws of the United Kingdom, and Lloyds TSB Independent Financial Advisors Limited, a limited company organized under the laws of the United Kingdom, (the "**LTSB Banking Groups**") engage in the marketing and sale to banking customers of investment products, including investments in funds such as unit trusts and open-ended investment companies, which may include LTSB Ordinary Shares and/or LTSB ADSs. In addition, the LTSB Banking Groups provide a range of banking services, investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell LTSB Ordinary Shares or LTSB ADSs or investment products that may include LTSB Ordinary Shares or LTSB ADSs or baskets or indices including LTSB Ordinary Shares or LTSB ADSs. The purchase and sales of LTSB Ordinary Shares or LTSB ADSs which may be deemed to result from these market activities may occur on any of a number of exchanges or in over-the-counter markets around the world. The activities of the LTSB Banking Groups described herein are conducted primarily in the United Kingdom and outside of the United States. The LTSB Banking Groups engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

- **Trading Pursuant to Employee Share Plans:** Equiniti Share Plan Trustees Limited, a limited company organized under the laws of the United Kingdom (the "**LTSB Shareplan Trustee**"), in its capacity as trustee of the LTSB employee share incentive plan (the "**LTSB Shareplan**"), purchases LTSB Ordinary Shares on behalf of participating LTSB employees pursuant to the rules of the LTSB Shareplan. The LTSB Shareplan Trustee may also sell LTSB Ordinary Shares on behalf of such employees. In addition, Lloyds TSB Offshore Trust Company Limited, a limited company organized under the laws of Jersey (the "**LTSB ESOT Trustee**", and together with the LTSB Shareplan Trustee, the "**LTSB Employee Share Plan Trustees**"), in its capacity as trustee of the LTSB Employee Share Ownership Trust (the "**LTSB ESOT**"), purchases and/or subscribes for LTSB Ordinary Shares for delivery to LTSB employees participating in any other employee share plans operated by LTSB (the "**LTSB Employee Share Plans**") in accordance with the rules of such plans and at the recommendation or request of LTSB. Under the rules of the LTSB ESOT, the LTSB ESOT Trustee may acquire, hold and dispose of any property to be held under the LTSB ESOT (including LTSB Ordinary Shares) and enter into any contract or incur any obligation in respect of such property. The market activities of the LTSB Employee Share Plan Trustees are conducted solely outside of the United States and primarily in the United Kingdom either through the facilities of the London Stock Exchange ("**LSE**"), in over-the-counter transactions or by direct issuance from LTSB. The LTSB Employee Share Plan Trustees engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

- **Unsolicited Brokerage Activities:** LTSB, Lloyds TSB Bank plc, certain of its subsidiaries and Lloyds TSB Private Banking Limited (the "**LTSB Brokerage Units**") effect unsolicited brokerage transactions in LTSB Ordinary Shares by placing orders on the LSE through Talos Securities Ltd. ("**Talos**"), a non-LTSB affiliated brokerage group that operates as a subsidiary of Société Générale Securities Services. These transactions arise from unsolicited buy or sell orders received by the LTSB Brokerage Units from their respective customers. The unsolicited brokerage activities of the LTSB Brokerage Units are conducted solely outside of the United States and primarily in the United Kingdom through the facilities of the LSE and these activities amounted to less than 1% of the worldwide ADTV in LTSB Ordinary Shares (including LTSB ADSs) during the twelve-month period ended September 30, 2008. The LTSB Brokerage Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

The availability of the exemptions LTSB is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

Linklaters LLP is acting as US counsel to LTSB. LTSB has provided and authorized Linklaters LLP to make on its behalf the factual representations set forth in this letter. The statements contained in this letter with respect to UK regulation have been reviewed by Linklaters LLP, UK counsel to LTSB.

1 The Market for LTSB Ordinary Shares

The principal trading market for the LTSB Ordinary Shares is the United Kingdom. The LTSB Ordinary Shares are listed on the LSE. The LTSB Ordinary Shares are also listed on the New York Stock Exchange (the "**NYSE**") in the form of LTSB ADSs. Each LTSB ADS represents four LTSB Ordinary Shares and is evidenced by an American Depositary Receipt issued by the Bank of New York, as Depositary. LTSB is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act and is subject to the information reporting requirements of the Exchange Act.

As of September 30, 2008, 5,972,710,023 LTSB Ordinary Shares were issued and outstanding, held by 817,541 record holders. Approximately 98.7% of the outstanding LTSB Ordinary Shares were held of record by residents of the United Kingdom, and approximately 1.3% of the outstanding LTSB Ordinary Shares were held of record by non-residents of the United Kingdom.

LTSB's market capitalization at September 30, 2008 was approximately £13,528 billion or $24,085 billion.[2] During the twelve-month period ended September 30, 2008, the worldwide ADTV of LTSB Ordinary Shares was approximately 76.2 million shares, with a value of approximately £319 million or $568 million. During the twelve-month period ended September 30, 2008, the ADTVs of LTSB Ordinary Shares on the LSE and the European over-the-counter trading platforms BOAT and Chi-X were approximately 52.3 million shares and 21.1 million shares, with a value of approximately £224 million or $399 million and £82.6 million or $147 million, respectively. This represents approximately 96.3% of the worldwide ADTV in the LTSB Ordinary Shares during such period.

LTSB ADSs were first listed on the NYSE in November 2001. During the twelve-month period ended September 30, 2008, the ADTV of LTSB ADSs on the NYSE was approximately 692,875 LTSB ADSs, which represent 2,771,500 LTSB Ordinary Shares, with a value of approximately £13 million or $23 million. This represents approximately 3.6% of worldwide ADTV in the LTSB Ordinary Shares (including LTSB Ordinary Shares represented by LTSB ADSs) during such period.

[2] Throughout this letter, pounds sterling rates as of a specified date have been translated to dollars at the rate of 1.7804, the noon buying rate in New York City published by the Federal Reserve Bank of New York on September 30, 2008.

The LSE provides for trading in equities and bonds principally through three main trading platforms: (i) the Stock Exchange Electronic Trading System ("**SETS**"), (ii) SETS Market Maker ("**SETSmm**") and (iii) the Stock Exchange Automated Quotation ("**SEAQ**"). SETS is the central limit order book that directly matches willing buyers and sellers on a price/time priority basis, creating efficiencies in the markets by eliminating the need for a wholesaler. As an electronic order book, SETS can execute hundreds of trades in one second. Securities traded on SETS include the FTSE 100 and the most liquid FTSE UK AIM50 securities. SETSmm is the LSE's trading service for Mid Cap, Small Cap and FTSE UK AIM50 securities. SEAQ is the LSE service for less liquid securities and most Alternative Investment Market securities.

As of September 30, 2008, the market capitalization of UK and international companies on the LSE's markets amounted to £1,506,676.2 million, or $2,682,486.3 million, with £7,912,041.8 million, or $14,086,599.2 million, of equity business transacted over the prior twelve-month period. As of September 30, 2008, there were 2,706 listed companies on the LSE. The primary market index is the FTSE 100, which is comprised of 100 of the largest companies with primary listings on the LSE, including LTSB. The LTSB Ordinary Shares are a significant component of the FTSE 100. The LTSB Ordinary Shares comprised 1.13% of the FTSE 100 as of September 30, 2008.[3]

2 LTSB's Market Activities

LTSB is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and a number of locations overseas. LTSB is regulated and licensed under the Financial Services and Markets Act 2000 (the "**FSMA**") and the Financial Services Authority (the "**FSA**") in the United Kingdom, and its branches in the United States are subject to applicable US bank regulations, among other laws and regulations. LTSB has confirmed that the activities described below, for which it is requesting relief, are permitted under, and would be conducted in accordance with, applicable UK law in relation to the Transaction and other laws.

Each of the LTSB Derivatives Business Units, the LTSB Asset Managers, the LTSB Insurance Companies, the LTSB Trustees and Personal Representatives, the LTSB Collateral Taking Units, the LTSB Banking Groups, the LTSB Employee Share Plan Trustees and the LTSB Brokerage Units have confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its business and in accordance with the applicable laws of the United Kingdom and other laws.

Derivatives Transactions, including Hedging. LTSB conducts its derivatives and hedging activities principally from London through the LTSB Derivatives Business Units. LTSB may issue, buy and sell derivatives and other structured products relating to LTSB Ordinary Shares or LTSB ADSs or to baskets or indices including LTSB Ordinary Shares or LTSB ADSs, as well as (largely FTSE 100) futures on the foregoing, on recognized or over-the-counter markets, solely outside the United States and primarily in the United Kingdom. The LTSB Derivatives Business Units engage in these derivatives activities for the accounts of LTSB's customers on an agency basis and for their own account primarily for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) and for efficient portfolio management.[4] The LTSB Products and Markets Group occasionally enters into OTC equity derivatives for its own account and, very rarely, on behalf of clients for hedging purposes. These latter derivatives transactions may, upon specific client

[3] LTSB will issue additional LTSB Ordinary Shares and LTSB ADSs in the Acquisition and LTSB Ordinary Shares in the Placing and the Open Offer as described below under the heading "The Transaction".

[4] The customers for such derivatives may include US as well as non-US based customers.

request, include options in relation to LTSB Ordinary Shares or LTSB ADSs. The exposure to LTSB Ordinary Shares and LTSB ADSs from the derivative transactions discussed above amounted to less than 3.5% of the worldwide ADTV in LTSB Ordinary Shares (including LTSB ADSs) during the twelve-month period ended September 30, 2008. The LTSB Derivatives Business Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

Trading by Asset Managers. As part of their investment management activities, the LTSB Asset Managers buy and sell LTSB Ordinary Shares and LTSB ADSs for the LTSB Managed Funds in LTSB's accounts. Under English law and other applicable national laws, and subject to the terms of any contractual arrangements as in effect from time to time between the relevant LTSB Asset Manager and the relevant LTSB Managed Fund, the LTSB Asset Managers have a fiduciary or similar duty to oversee the LTSB Managed Funds in a manner that is in the best interests of the investors of those funds. Accordingly, the LTSB Asset Managers would be prohibited by law from following a discretionary LTSB directive[5] to cease trading LTSB Ordinary Shares or LTSB ADSs during the Regulation M restricted period for the Transaction (the "**Restricted Period**"), unless the LTSB Asset Managers believed that cessation of such trading was in the best interests of the LTSB Managed Funds of LTSB's beneficiaries. Similarly, the LTSB Asset Managers would be prohibited by law from following a discretionary LTSB directive to bid for or purchase LTSB Ordinary Shares or LTSB ADSs unless the LTSB Asset Managers independently concluded that such bids or purchases were in the best interests of the LTSB Managed Funds of LTSB's beneficiaries.[6]

The LTSB Asset Managers engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction. These market activities are conducted through the facilities of recognized exchanges and over-the-counter markets primarily in the United Kingdom, Europe and the United States, and also on a global basis, as appropriate for LTSB's clients. The asset management activities of the LTSB Asset Managers amounted to approximately 1% of the worldwide ADTV in LTSB Ordinary Shares (including LTSB ADSs) during the twelve-month period ended September 30, 2008. The only LTSB Asset Managers that conduct their market activities in the United States are SWIP, Lloyds TSB Offshore Limited, a Jersey limited company, and Lloyds TSB Offshore Private Client Limited, a Jersey limited company, all of which are registered with, and subject to the supervision and regulation of, the Commission. SWIP[7] and Lloyds TSB Offshore Private Client Limited are also registered with the Commission as Investment Advisers.[8]

---

[5] As used here, "discretionary LTSB directive" refers to a directive that LTSB delivers unilaterally and voluntarily and not one that it is required to deliver by operation of law in the UK or another jurisdiction, such as a stop notice pursuant to the UK's City Code on Takeovers and Mergers.

[6] LTSB Asset Managers also delegate authority to non-group investment managers to manage defined portfolios on behalf of clients, which may invest in LTSB Ordinary Shares or LTSB ADSs. The non-group investment managers may also invest in non-group collective investment arrangements, which are not under the control of LTSB and which may buy and sell LTSB Ordinary Shares and LTSB ADSs. It would not be appropriate for LTSB to restrict the trading of non-group investment managers in LTSB Ordinary Shares and LTSB ADSs during the Restricted Period. Accordingly LTSB is not seeking relief from the Staff for these activities.

[7] SWIP has a small number of institutional clients within the United States, none of which currently hold LTSB Ordinary Shares or LTSB ADSs or any derivatives thereof within their portfolios. SWIP does not anticipate that any of its current institutional clients in the United States will invest directly in LTSB Ordinary Shares or LTSB ADSs or any derivatives thereof through portfolios managed by SWIP. SWIP does not intend to solicit additional institutional clients in the United States except in the ordinary course of business and not in contemplation of the Transaction.

[8] The LTSB Asset Managers have a small number of clients within the United States. The LTSB Asset Managers will only engage in unsolicited asset management activities in the ordinary course of business and not in contemplation of the Transaction.

Trading by Insurance Companies. The LTSB Insurance Companies purchase funds or indices that may include LTSB Ordinary Shares and LTSB ADSs in connection with investing premiums paid by their customers for certain policies. The LTSB Insurance Companies conduct these activities solely outside of the United States.

Under UK law, the LTSB Insurance Companies have a fiduciary or similar duty to the purchasers of such policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. Accordingly, the LTSB Insurance Companies would be prohibited by law from following, with respect to certain of their policies, a discretionary LTSB directive to cease trading in funds or indices that included LTSB Ordinary Shares or LTSB ADSs during the Restricted Period, unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the LTSB Insurance Companies would be prohibited by law from following a discretionary LTSB directive to trade in funds or indices that included LTSB Ordinary Shares or LTSB ADSs unless the LTSB Insurance Companies independently concluded that such bids or purchases were in the best interests of its insured under such policies.

The LTSB Insurance Companies engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction.

Trading by Trustees and Personal Representatives of Estates. The LTSB Trustees and Personal Representatives administer the LTSB Trusts and Estates, including through the investment of their assets. The LTSB Trustees and Personal Representatives generally have broad investment discretion over the assets, similar to the discretion of the LTSB Asset Managers with respect to the LTSB Managed Funds and, as with those LTSB Asset Managers, they have fiduciary or similar duties under applicable local laws to oversee the LTSB Trusts and Estates in a manner that is in the best interests of their beneficiaries.

The LTSB Trustees and Personal Representatives engage in the trading of LTSB Ordinary Shares and LTSB ADSs solely in the ordinary course of business and not in contemplation of the Transaction. The activities of the LTSB Trustees and Personal Representatives historically have represented a small proportion of all trading in LTSB Ordinary Shares, and for the twelve-month period ended September 30, 2008, the ADTV of LTSB Ordinary Shares (including LTSB ADSs) traded pursuant to these activities represented less than 1% of the worldwide ADTV of LTSB Ordinary Shares (including LTSB ADSs). The market activities of the LTSB Trustees and Personal Representatives are conducted solely outside of the United States.

Collateral Taking. The LTSB Collateral Taking Units accept various forms of security, including LTSB Ordinary Shares and LTSB ADSs, as collateral for loans made by those units. These loans are generally made either in connection with margin trading or as part of LTSB retail and commercial banking activities. In the event that a borrower defaults on a loan, the LTSB Collateral Taking Units may foreclose on the collateral and in some circumstances dispose of it, including by selling it in the market. To the extent the LTSB Collateral Taking Units engage in the trading of LTSB Ordinary Shares or LTSB ADSs, this activity would be solely in the ordinary course of business and not in contemplation of the Transaction. These market activities are conducted solely outside of the United States.

Banking Related Activities. The LTSB Banking Groups provide a number of banking services to retail and commercial customers. These services include the marketing and sale to banking customers of investment products which may include LTSB Ordinary Shares or LTSB ADSs, including investments in funds such as unit trusts and open-ended investment companies. In addition, the LTSB Banking Groups provide a range of banking services, investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell LTSB Ordinary Shares or LTSB ADSs or investment products that may include LTSB Ordinary Shares or LTSB ADSs or baskets or indices including LTSB Ordinary Shares or LTSB ADSs. Some of these funds are managed by LTSB affiliates who are LTSB Asset Managers, while others are managed by third-party fund managers. Most funds marketed and sold by the LTSB Banking Groups comply with the requirements set forth in the European Union's Council Directive 85/61 I/EEC, commonly known as the "**UCITS Directive**". The UCITS Directive provides, among other things, that no security included in a fund may represent more than 5% of the fund's assets (although Member States may raise this limit to 10%, provided that securities which represent more than 5% of the fund's assets do not in aggregate represent more than 40% of the fund's assets). A limited number of funds are "Non-UCITS Retail Schemes", or "**NURS**". NURS are subject to similar restrictions as UCITS-compliant funds, although NURS may invest up to 10% of their assets in the securities of the single issuer.

The LTSB Banking Groups provide investment advice and financial planning guidance to their customers and, unlike LTSB Asset Managers, the LTSB Banking Groups are not necessarily bound by fiduciary or similar duties or specific contractual obligations in giving this advice and guidance. However, LTSB's wealth management and financial advisory divisions have enacted internal policies and procedures which prohibit them from making a recommendation to customers as to whether they should purchase or sell LTSB Ordinary Shares or LTSB ADSs. The LTSB Banking Groups provide only objective information about LTSB Ordinary Shares and LTSB ADSs and/or a summary of the views of a fixed group of research analysts who publish information about LTSB.

The LTSB Banking Groups engage in the foregoing activities solely in the ordinary course of business and not in contemplation of the Transaction. These activities are conducted primarily in the United Kingdom and outside the United States.[9] The purchase and sale of LTSB Ordinary Shares or LTSB ADSs which may be deemed to result from the LTSB Banking Group's market activities may occur on any of a number of exchanges or in over-the-counter transactions around the world.

Trading Pursuant to Employee Share Plans. Certain employees of LTSB who are resident in the United Kingdom are eligible to participate in the LTSB Shareplan. Participation allows an employee to receive LTSB Ordinary Shares (1) in exchange for a portion of the employee's monthly salary, (2) as awards and (3) in exchange for dividend payments on LTSB Ordinary Shares received pursuant to (1) or (2). In order to effect the acquisition of LTSB Ordinary Shares for participating employees pursuant to the rules of the LTSB Shareplan, the LTSB Shareplan Trustee purchases LTSB Ordinary Shares in the secondary market. At the request of an employee under certain circumstances, or in order to satisfy a participating employee's tax liability under the LTSB Shareplan, the LTSB Shareplan Trustee may also sell LTSB Ordinary Shares in the employee's account.

In addition, the LTSB ESOT Trustee purchases and/or subscribes for LTSB Ordinary Shares for delivery to LTSB employees participating in the LTSB Employee Share Plans in accordance with the rules of such plans and at the recommendation or request of LTSB. Under the rules of the

[9] The LTSB Banking Groups have international operations and a global client base. From time to time, a client may relocate to the United States and, in this event, the LTSB Banking Groups either exit the particular client relationship or transfer it to Lloyds TSB Offshore Private Client Limited, SWIP or another LTSB entity regulated in the United States as described herein. Such banking related activities in the United States historically have represented a very small proportion of all trading in LTSB Ordinary Shares and LTSB believes these activities will not have a significant effect on the market price of LTSB Ordinary Shares.

LTSB ESOT, the LTSB ESOT Trustee may acquire, hold and dispose of any property to be held under the LTSB ESOT (including LTSB Ordinary Shares) and enter into any contract or incur any obligation in respect of such property. The rules of the LTSB Employee Share Plans also allow the LTSB ESOT Trustee to withhold and sell, on behalf of an employee participating in any of the LTSB Employee Share Plans, LTSB Ordinary Shares required to satisfy any tax liability arising on receipt of LTSB Ordinary Shares under the LTSB Employee Share Plans.

The LTSB Employee Share Plan Trustees have fiduciary or similar duties under applicable local laws (including the laws of the United Kingdom and Jersey) to conduct their market activities in a manner that is in the best interests of the employees participating in the LTSB Employee Share Plans.

The LTSB Employee Share Plan Trustees engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction. These market activities are conducted solely outside of the United States and primarily in the United Kingdom either through the facilities of the LSE, in over-the-counter transactions or by direct issuance from LTSB.

Unsolicited Brokerage Activities. The LTSB Brokerage Units effect unsolicited brokerage transactions in LTSB Ordinary Shares through Talos by placing orders on the LSE on behalf of their respective customers. These transactions arise from unsolicited buy and sell orders received by the LTSB Brokerage Units from their respective customers. Talos conducts these transactions as an agent. The unsolicited brokerage activities of the LTSB Brokerage Units are conducted solely outside of the United States and primarily in the United Kingdom through the facilities of the LSE and amounted to less than 1% of the worldwide ADTV in LTSB Ordinary Shares (including LTSB ADSs) during the twelve-month period ended September 30, 2008. The LTSB Brokerage Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Transaction. Please note that Talos does not currently engage and does not intend in the future to engage in derivatives market making, hedging, asset management or insurance activities on behalf of LTSB and its affiliates.

LTSB maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and the advisory areas of LTSB in which price-sensitive information relating to LTSB Ordinary Shares or LTSB ADSs, including information relating to the Transaction, would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all ordinary course market activities of LTSB are permitted to continue. Under these policies and procedures, LTSB's traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. LTSB will continue to maintain and enforce these policies and procedures during the Transaction.

Other affiliates of LTSB conduct market activities in LTSB Ordinary Shares and LTSB ADSs in the ordinary course of their business. In connection with the Transaction, these other affiliates will comply with Regulation M, either by suspending their market activities during the restricted period or by conducting those activities in accordance with an available exception from Regulation M. These exceptions may include those available for "affiliated purchasers". Accordingly, LTSB is not seeking relief from the Staff for these activities.

3 The Transaction

On September 18, 2008, the Boards of Directors of LTSB and HBOS announced that they had reached an agreement on the terms of the Acquisition pursuant to which (i) each holder of the common stock of HBOS would have had the right to receive, for each HBOS share, 0.833 LTSB Ordinary Share and (ii) each holder of HBOS ADSs would have had the right to receive, for each HBOS ADS, 0.2075 LTSB ADS. However, on October 8, 2008, HM Treasury, after consultation with the Bank of England and the FSA, announced financial support for the United Kingdom's banking sector, including via a recapitalization scheme, with a view towards ensuring the stability of the financial system. This announcement was supplemented by a revised further HM Treasury statement of financial support on October 13, 2008 in view of exceptional instability in the global financial markets. Each of LTSB and HBOS had confirmed their participation in the recapitalization scheme during the week of October 8.

Extensive discussions among HM Treasury and the eligible institutions for financial support from the U.K. Government, including LTSB and HBOS, from October 8 through October 13, 2008, led LTSB and HBOS to reconsider the terms of the Acquisition in view of the capital that HM Treasury required to be injected into each of LTSB and HBOS. Accordingly, on October 13, 2008, LTSB and HBOS agreed to revised terms of the Acquisition. Under the revised terms, (x) each holder of the common stock of HBOS will have the right to receive, for each HBOS share, 0.605 LTSB Ordinary Shares and (y) each holder of HBOS ADSs will have the right to receive, for each HBOS ADS, 0.15125 LTSB ADSs. At the same time, LTSB announced the Placing and Open Offer.

The Acquisition will be effected by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006. Pursuant to these provisions, LTSB intends to deliver the LTSB Ordinary Shares and LTSB ADSs to holders of HBOS shares and HBOS ADSs respectively, in exchange for the cancellation of such holders' HBOS shares and HBOS ADSs, and the issue of new HBOS shares to LTSB. In order for the Scheme of Arrangement to become effective and binding, the following steps must take place in sequence:

- distribution of a scheme document by HBOS to all registered shareholders of HBOS which contains the background to, reasons for, and terms and conditions of the Acquisition as well as notices of the Court Meeting (as defined below) and Shareholders' Meeting (as defined below), which meetings are scheduled to occur approximately one month after the distribution of such scheme document;
- approval of the Scheme of Arrangement by a majority in number of those holders of HBOS's shares present and voting (in person or by proxy) representing not less than 75% in value of the votes cast by such holders at a meeting (the "**Court Meeting**") convened at the direction of the Court of Session in Edinburgh, Scotland (the "**Court**");
- approval of a special resolution required in connection with the Scheme of Arrangement by holders of HBOS's shares representing not less than 75% in value of votes cast by such holders at an extraordinary general meeting of shareholders convened by HBOS (the "**Shareholders' Meeting**");
- the sanction of the Scheme of Arrangement and confirmation of the reduction of HBOS share capital by the Court after one or more hearings relating thereto; and
- the registration of the court order(s) sanctioning the Scheme of Arrangement and confirmation of the reduction of capital with the Registrar of Companies in Scotland.

In order to sanction the Scheme of Arrangement, the Court must consider, among other things, the fairness of the Scheme of Arrangement with regard to the interests of HBOS's shareholders. In determining whether to sanction the Scheme of Arrangement, the Court may require additional evidence as to the fairness of the Scheme of Arrangement and may entertain any objections brought by interested parties. Because of the various procedural steps which need to be completed in order for the Acquisition to be sanctioned as a Scheme of Arrangement (including the obtaining of necessary anti-trust and regulatory approvals and clearances in the United Kingdom and the United States and the satisfaction of certain closing conditions), LTSB estimates that the entire process could last a number of weeks after distribution of the scheme document (and potentially longer in the event of a competing offer for HBOS). The Acquisition is conditional upon the Scheme of Arrangement becoming effective by not later than February 28, 2009 or such later date as applicable regulation may require or LTSB and HBOS may agree (with the consent of the Court).

The LTSB Ordinary Shares and LTSB ADSs to be delivered pursuant to the Scheme of Arrangement will be issued in the United States without registration under the Securities Act of 1933 (the "**Securities Act**") pursuant to Section 3(a)(10) thereof. LTSB expects to issue 7.8 billion LTSB Ordinary Shares (including LTSB Ordinary Shares represented by LTSB ADSs) in the Acquisition. The LTSB Ordinary Shares and LTSB ADSs to be delivered to HBOS's shareholders and holders of HBOS ADSs will represent approximately 20.0% of the LTSB Ordinary Shares and LTSB ADSs outstanding upon consummation of the Acquisition (after taking into account the additional shares to be issued pursuant to the Placing and Open Offer and assuming that no LTSB shareholders or other investors participate in the "claw back" of their shares in the Open Offer). HBOS's shares are listed on the LSE and their principal market is in the United Kingdom. In addition, HBOS ADSs are traded in the over-the-counter market in the United States.

In connection with the revised terms of the Acquisition and HM Treasury's further announcement of its financial support plan for the U.K. banking industry, LTSB on October 13, 2008 announced the Placing and Open Offer, which will be comprised of two components. The first component is comprised of the Placing which includes a conditional subscription by HM Treasury of approximately 2.6 billion new LTSB Ordinary Shares at a fixed price of 173.3 pence per LTSB Ordinary Share, which will raise aggregate proceeds of £4.5 billion or $8 billion. Customary conditions to the subscription obligations are contained in the relevant documentation. In the Open Offer, LTSB will offer to its eligible existing holders of LTSB Ordinary Shares at the applicable record date the opportunity to "claw back" their proportionate entitlement to these new shares, i.e. preemptively subscribe for those shares conditionally subscribed by HM Treasury in proportion to their existing holdings of LTSB Ordinary Shares. The subscription price for LTSB Ordinary Shares in the Open Offer will be identical to the Placing price of 173.3 pence per share. In the second component, the Preference Share Subscription, HM Treasury will subscribe for LTSB preference shares in an aggregate amount of £1.0 billion or $1.8 billion which will not be subject to "claw back" through, and does not otherwise form part of, the Open Offer. There are other arrangements surrounding in effect what will be HM Treasury's ownership of a substantial part of post-Acquisition LTSB, including those relating to executive compensation, corporate governance and public lending.

The aggregate value of the Transaction is £5.5 billion (or $9.8 billion). This includes £4.5 billion (or $8 billion) of LTSB Ordinary Shares (including LTSB Ordinary Shares in the form of LTSB ADSs) issued in the Acquisition and the Placing and Open Offer and £1 billion (or $1.8 billion) of Preference Shares to be issued in the Preference Share Subscription. LTSB expects to issue 2.6 billion LTSB Ordinary Shares in the Placing and Open Offer. Collectively with the Acquisition,

LTSB expects to issue 10.4 billion LTSB Ordinary Shares representing approximately 76% of the LTSB Ordinary Shares issued and outstanding prior to the Transaction. Upon completion of the Placing and Open Offer, if LTSB's shareholders do not participate in the "claw back" (and if no new investors in LTSB Ordinary Shares or HBOS Ordinary Shares are invited to and do subscribe, as described below), existing LTSB shareholders will own 36.5%, with existing HBOS shareholders owning 20.0% of the ordinary share capital of the Enlarged Group. In these circumstances, the remaining 43.5% will be owned by HM Treasury.

The Placing and Open Offer is conditional upon the passage of various resolutions by LTSB shareholders at a shareholders meeting including resolutions relating to the Placing, the Open Offer and the Preference Share Subscription. The subscription by HM Treasury in the Placing, the Open Offer and the Preference Share Subscription will be made as part of the U.K. Government's financial support package and not, we understand, with a view towards further distribution. However, we are aware from public statements made by representatives of the U.K. Government that the U.K. Government will expect, over time, to reduce its holdings in U.K. financial institutions consistent with its intention of returning the sector to private ownership.

The conditional subscription by HM Treasury in the Placing and the Preference Share Subscription will be made in reliance on the exemption from the registration requirement of the Securities Act provided by Regulation S thereunder ("**Regulation S**"). The Open Offer will also be conducted in reliance on Regulation S under the Securities Act although (i) shareholders in the United States who are "qualified institutional buyers" ("**QIBs**") as defined in Rule 144A under the Securities Act; and (ii) subject to the confirmation of LTSB, certain pre-identified US employees of LTSB who are "accredited investors" (as defined in Rule 501 under the Securities Act) will be able to "claw back" LTSB Ordinary Shares in the Open Offer, which will be exempt from the registration requirement of the Securities Act provided by Section 4(2) thereunder for transactions by an issuer not involving a public offering. LTSB will produce a prospectus in connection with the Open Offer (the "**Prospectus**") prepared in accordance with the Prospectus Rules made under section 73A of the FSMA (the "**Prospectus Rules**"), which will be filed with the FSA in the United Kingdom and made available to the public as required by section 3.2 of the Prospectus Rules.

It should be noted that LTSB is currently considering with its advisors and representatives of HM Treasury whether new investors will be invited to subscribe for LTSB Ordinary Shares in the Placing in addition to HM Treasury, which subscriptions would also be subject to "claw back" by eligible existing holders of LTSB Ordinary Shares in the Open Offer. The subscription price of any such LTSB Ordinary Shares is also the subject of continuing discussions and has not been determined. Offers and sales to any such additional placees would in any event only be made in the United States to QIBs. While subscriptions at a different price than the placing to HM Treasury might technically commence an additional restricted period under Rule 102 of Regulation M, this would in our view not affect the exemptive relief requested. The determination of the offering price for the Placing occurred on October 13, 2008 after the Placing and Open Offer was added to the Transaction structure during the weekend of October 11-12, 2008 when HM Treasury determined to inject capital into LTSB as part of its bank recapitalization fund. Any new investors will not be permitted to subscribe beyond the later of the completion of the Open Offer and the date when HBOS Shareholders have approved the Acquisition at the Shareholders' Meeting (i.e., the end of the Rule 102 restricted period as referenced immediately below).

4 Application of Regulation M

In connection with the Transaction, LTSB will offer and sell LTSB Ordinary Shares and LTSB ADSs to US investors and will therefore be engaged in a distribution in the United States for purposes of Regulation M. LTSB believes that, under Regulation M, the restricted period for the distribution will end upon the later of the completion of the Open Offer or the date when HBOS shareholders have approved the Acquisition at the Shareholder's Meeting. Thus, the Restricted Period is likely to last for an extended period. On the basis of the current Transaction timetable, the completion of the Open Offer is expected to occur in January 2009 after the HBOS shareholders have approved the Acquisition in December 2008.

Given that LTSB will be considered an "issuer" and its subsidiaries will be considered "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M, their market activities will be subject to Rule 102 throughout the Restricted Period. As such, we request relief for the market activities of LTSB and its respective affiliates described in this letter under Rule 102.[10]

Under Rule 102, LTSB would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, LTSB Ordinary Shares or LTSB ADSs during the Restricted Period, except to the extent that one of the specified exceptions in the rule is available. There are no exceptions available under Rule 102 that would permit LTSB and its affiliated purchasers to engage in the derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities with respect to LTSB Ordinary Shares and LTSB ADSs as described in this letter. Therefore, without the requested exemptive relief, LTSB and its affiliates would not be permitted to engage in such activities for an extended period of time.

LTSB believes that the continuation of these activities will not have a significant effect on the market price of the LTSB Ordinary Shares or LTSB ADSs. The withdrawal from the market for the LTSB Ordinary Shares, which are among the most actively traded in the United Kingdom, and LTSB ADSs for an extended period of time would have harmful effects on the customers of LTSB and the ordinary business of LTSB and its affiliates.

If the LTSB Derivatives Business Units are precluded from conducting derivatives transactions[11] or from effecting hedging transactions in LTSB Ordinary Shares or LTSB ADSs relating to the derivatives, the application of Regulation M could have adverse effects on LTSB's ability to manage all relevant derivative positions, including hedging activities, maintained by it and its customers previously established in the ordinary course of business in connection with this activity. The LTSB Asset Managers may also be unable to execute asset management related orders and the LTSB Brokerage Units may also be unable to execute unsolicited brokerage orders submitted by their respective customers in the normal course, thereby significantly increasing the risk profile of LTSB's and its affiliates' clients' investment portfolios, limiting LTSB's and its affiliates' ability to

[10] We note that the LTSB Ordinary Shares would qualify as actively-traded securities pursuant to Regulation M, and therefore "distribution participants" (as defined in Rule 100 of Regulation M) subject to Rule 101 rather than Rule 102 would be able to avail themselves of the exception for actively-traded securities. The worldwide ADTV value for LTSB Ordinary Shares was approximately £319 million or $568 million for the twelve-month period ended September 30, 2008, and the public float value for LTSB Ordinary Shares was £13,528 billion or $24,085 billion as of September 30, 2008, in each case well in excess of the thresholds set out in Regulation M to qualify as an actively-traded security.

[11] Derivatives on LTSB Ordinary Shares generally would not be "covered securities" under Rule 100 of Regulation M. See, *e.g.*, Release 34-38067 (Dec. 20, 1996), 62 FR 520, 524. Derivative market making by LTSB affiliates, however, might, in some cases, be regarded as involving inducements to purchase LTSB Ordinary Shares. To avoid uncertainty, the activities covered by this request for exemption include the derivatives hedging and other activities in LTSB Ordinary Shares described in this letter.

act in the best interests of their respective clients and which may result in a significant loss of business for LTSB. Similarly, the LTSB Insurance Companies may not refrain from, or engage in, trading in LTSB Ordinary Shares or LTSB ADSs as a result of investment instructions received from LTSB, unless such action is in the best interests of the purchasers of those policies.

Additionally, the LTSB Trustees and Personal Representatives have fiduciary or similar duties under applicable local law to invest the assets of the LTSB Trusts and Estates in the best interests of their beneficiaries. Accordingly, the LTSB Trustees and Personal Representatives would be prohibited by law from trading in LTSB Ordinary Shares or LTSB ADSs unless the LTSB Trustees and Personal Representatives believed that such trading was in the best interests of the beneficiaries of the LTSB Trusts and Estates.

The activities of the LTSB Collateral Taking Units do not constitute bids for, purchases of or inducements to make bids for or purchases of LTSB Ordinary Shares or LTSB ADSs (or reference securities with respect thereto) in the traditional sense. Nevertheless, LTSB believes that in some circumstances the activities of the LTSB Collateral Taking Units may be deemed to be attempts to induce a bid or purchase because the LTSB Collateral Taking Units may foreclose on collateral that includes LTSB Ordinary Shares or LTSB ADSs and dispose of it, including by selling it in the market. LTSB therefore seeks exemptive relief in order to continue to conduct these activities in the ordinary course of business during the Restricted Period. It would place a significant burden on customers if borrowers could not pledge their LTSB Ordinary Shares or LTSB ADSs to the LTSB Collateral Taking Units and the borrowers would be burdened with finding either other assets to pledge or other sources of debt. Because the LTSB Collateral Taking Units would only sell LTSB Ordinary Shares or LTSB ADSs following a default by the borrower, LTSB believes that it is unlikely that the activities of the LTSB Collateral Taking Units would have a significant effect on the market price of LTSB Ordinary Shares or LTSB ADSs.

LTSB also believes that the normal course marketing and sale by the LTSB Banking Groups of funds that may include LTSB Ordinary Shares or LTSB ADSs is unlikely to have a significant effect on the market price of LTSB Ordinary Shares or LTSB ADSs. Moreover, the normal course financial planning and investment advisory activities of the LTSB Banking Groups do not constitute bids for or purchases of LTSB Ordinary Shares or LTSB ADSs, and LTSB believes that it is unlikely that such activities would constitute inducements to purchase LTSB Ordinary Shares or LTSB ADSs. If these activities did constitute inducements to purchase LTSB Ordinary Shares or LTSB ADSs, LTSB believes that the policies and procedures which prohibit it from recommending the purchase or sale of LTSB Ordinary Shares or LTSB ADSs are sufficient to preclude such activities from having a significant effect on the market price of LTSB Ordinary Shares or LTSB ADSs.

Purchases of LTSB Ordinary Shares by the LTSB Employee Share Plan Trustees in the ordinary course of business are intended only to facilitate the grant of awards and options pursuant to the terms of the LTSB Employee Share Plans. If the LTSB Shareplan were structured to allow LTSB to award LTSB Ordinary Shares directly to participating employees, rather than having the LTSB Shareplan Trustee purchase the LTSB Ordinary Shares on the employees' behalf, these purchases would not be prohibited by Rule 102. Moreover, the LTSB Employee Share Plan Trustees are bound by fiduciary or similar duties to conduct their activities in the best interests of the employees participating in the LTSB Employee Share Plans. As noted previously, the activities of the LTSB Employee Share Plan Trustees historically have represented a small proportion of all trading in LTSB Ordinary Shares, and LTSB believes that these activities will not have a significant effect on the market price of LTSB Ordinary Shares or LTSB ADSs.

The ordinary course derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities of LTSB with respect to LTSB Ordinary Shares and LTSB ADSs described in this letter are also important aspects of LTSB's business as a major financial institution in the United Kingdom and, therefore, interrupting those activities for such an extended period could also have an adverse impact on LTSB's business, including its ability to properly manage its risks.

In addition, the Transaction is being conducted and trading by the business groups and affiliates of LTSB identified herein in LTSB Ordinary Shares and LTSB ADSs during the Transaction is subject to, and will be conducted in accordance with, the laws of the United Kingdom and other laws. As discussed in greater detail below, the laws of the United Kingdom provide important safeguards against the type of risk of abuse that Regulation M was designed to prevent.

Finally, LTSB believe that the risk of market manipulation under the Transaction is limited by the "Chinese Wall" procedures and duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course customer-driven market activities of LTSB rather than activities commenced or managed in contemplation of the Transaction, and the fact that the jurisdictions in which LTSB operates have laws that prohibit market manipulation (as further discussed below).

For the foregoing reasons, LTSB ask the Staff to provide an exemption from Regulation M that would allow LTSB, through its business groups and affiliates identified herein, to continue to engage in the derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities with respect to LTSB Ordinary Shares and LTSB ADSs in the ordinary course of their respective businesses described above during the Restricted Period, as permitted under market practice and applicable law in the United Kingdom.[12]

5 The Regulatory Market in the United Kingdom

The FSMA contains the main body of rules relating to the financial markets in the United Kingdom. The FSA is an independent body that regulates the financial services industry in the United Kingdom. The FSA is responsible for market supervision and has a powerful enforcement armory, including powers to investigate, publish information, censure, suspend the marketing of securities and, above all, impose unlimited fines on both companies and individuals who have engaged in market abuse or required or encouraged another person to do so. Part VIII of the FSMA gives the FSA power to impose penalties upon any person who has engaged in market abuse or has required or encouraged another person to do so. Behavior caught by the market abuse regime falls into categories such as dealing on the basis of inside information or disseminating misleading information.

Part V of the Criminal Justice Act 1993 prohibits insider dealing. There are three offenses: (i) dealing, (ii) encouraging another person to deal and (iii) disclosing information. These offenses can

[12] As described above, the vast majority of the market activities in LTSB Ordinary Shares for which relief is sought in this letter are conducted on the LSE and in the over-the-counter market in the United Kingdom. Although similar activities are carried out by the business units and affiliates of LTSB described in this letter outside of the United Kingdom, the volume of such activities has historically been low compared to the volume of such activities in the United Kingdom. We also note that, during the twelve-month period ended September 30, 2008, total market activity in LTSB Ordinary Shares outside of the United Kingdom was less than 1% of worldwide ADTV. We ask that the requested relief also cover such activities outside of the United Kingdom and the United States conducted in the ordinary course and in accordance with applicable local law.

only be committed by individuals. However, any act on the part of a corporate body will almost inevitably be taken on its behalf by a director, officer or employee. In addition, the offense of encouraging can be committed if the recipient of the encouragement is a corporate body. There are also some general defences to these offenses such as a reasonable belief that the information had been disclosed widely enough or evidence that the individual would have acted the same even without the information.

However, the principal source of law relating to market manipulation in the United Kingdom is the Market Abuse Directive (the "**Directive**"), as implemented by the FSMA. Section 118 of the FSMA specifies five types of behavior that are considered to be market abuse:

(i) insider dealing – where an "insider" (as defined below) deals or attempts to deal in securities on the basis of "inside information" (as defined below);

(ii) improper disclosure – where an insider discloses inside information to someone else other than in the proper performance of their employment, profession or duties;

(iii) manipulating transactions – where a transaction gives a false or misleading impression to the market of the supply, demand, price or value of a security or secures the price of a security at an artificial level (unless the transaction is carried out for a legitimate reason and in conformity with an "accepted market practice");

(iv) manipulating devices – effecting transactions which employ a fictitious device or other form of deception or contrivance; and

(v) misleading dissemination – where false or misleading information is knowingly or negligently disseminated to the market.

In addition, there are two residual categories that cover types of behavior not caught by one of the above categories but which involve either:

(i) the misuse of relevant information that is not generally available to the market; or

(ii) other forms of misleading behavior or market distortion,

in each case, that a regular user of the market in question would consider to be a failure to observe reasonable standards of behavior.

"Inside information" is defined as information of a precise nature that is not generally available but which, if made generally available, would be likely to have a significant effect on the price of the company's securities. Information is deemed likely to have a significant effect on price "if and only if it is information of a kind which a reasonable investor would use as part of the basis for his investment decisions". In relation to the insider dealing and improper disclosure offenses of the market abuse regime, the definition of inside information is extended to include information that is indirectly related to the company as well. This extends the definition to include, for example, information, such as a change in tax treatment, which relates to a particular business sector that could impact the share price of all companies in that sector equally, in addition to information that relates solely to a specific issuer.

An "insider" is a person who has inside information as a result of: (i) membership of the administrative, management or supervisory board of a company that has securities admitted to trading; (ii) holding securities in such a company; (iii) his employment, profession or duties; (iv) any criminal activities; or (v) other means, but where he knows, or could reasonably be expected to know, that he holds inside information.

Two safe harbors are expressly provided under the Directive for: (i) price-stabilizing activities and (ii) repurchases of one's own shares.

In addition, the Code of Market Conduct published by the FSA sets out conclusive descriptions of types of behavior that will not amount to market abuse. These include:

(i) dealing with the benefit of trading information, for example, where the inside information one holds is the knowledge that one is planning to deal;

(ii) takeover activity, including stake-building, the seeking of irrevocable undertakings and the making of arrangements to issue securities or offer cash as part of a takeover offer;

(iii) disclosure of inside information that is required by the Listing Rules, Disclosure Rules or Prospectus Rules; and

(iv) behavior conforming with certain express provisions of the City Code on Takeovers and Mergers (the "**Code**"), *provided* that, the behavior also conforms with the General Principles under the Code.

6 Relief Requested

As discussed above, LTSB is seeking exemptive relief from Rule 102 of Regulation M to permit the LTSB Derivatives Business Units, the LTSB Asset Managers (including SWIP, Lloyds TSB Offshore Limited and Lloyds TSB Offshore Private Client Limited, which conduct certain asset management activities in the United States), the LTSB Insurance Companies, the LTSB Trustees and Personal Representatives, the LTSB Collateral Taking Units, the LTSB Banking Groups, the LTSB Employee Share Plan Trustees and the LTSB Brokerage Units to continue to engage in the derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities with respect to LTSB Ordinary Shares and LTSB ADSs described in this letter during the Restricted Period. The LTSB Derivatives Business Units, the LTSB Asset Managers, the LTSB Insurance Companies, the LTSB Trustees and Personal Representatives, the LTSB Collateral Taking Units, the LTSB Banking Groups, the LTSB Employee Share Plan Trustees and the LTSB Brokerage Units would conduct these activities in the ordinary course of their respective businesses and in accordance with the applicable laws of the United Kingdom in relation to the Transaction and other laws, all as described in this letter.

As a condition to the relief being requested, LTSB would undertake to include disclosure in each offer document that will be distributed to the US investors that participate in the Transaction. The disclosure would be substantially similar to the following:

- since the announcement of the Transaction, LTSB, through certain identifiable business groups, and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving LTSB Ordinary Shares and LTSB ADSs;
- certain insurance companies, trustees and personal estate representatives, collateral taking entities, employee share plan trustees and brokerage groups that are affiliates of LTSB have purchased and sold, and intend to continue to purchase and sell, LTSB Ordinary Shares, LTSB ADSs and derivatives as part of their ordinary

investing and business activities. These activities occurred and are expected to continue to occur in the United Kingdom and elsewhere outside of the United States;

- LTSB, through certain derivatives business groups, has engaged, and intends to continue to engage, in the issuance, purchase and sale of derivatives (such as options, warrants and other instruments) relating to LTSB Ordinary Shares and LTSB ADSs for LTSB's accounts and the accounts of LTSB's customers, as well as in purchases and sales of LTSB Ordinary Shares or LTSB ADSs for the purpose of hedging the positions established in connection with the derivatives activities relating to LTSB Ordinary Shares and LTSB ADSs entered into by LTSB and its customers. These activities occurred and are expected to continue to occur solely outside the United States and primarily in the United Kingdom;
- certain asset management companies (including SWIP, Lloyds TSB Offshore Limited and Lloyds TSB Offshore Private Client Limited, which conduct certain asset management activities in the United States), and banking groups that are affiliates of LTSB have purchased and sold, and intend to continue to purchase and sell, LTSB Ordinary Shares, LTSB ADSs and derivatives as part of their ordinary investing and business activities. These activities occurred and are expected to continue to occur primarily in the United Kingdom and outside of the United States;
- all of these activities could have the effect of preventing or retarding a decline in the market price of the LTSB Ordinary Shares or LTSB ADSs; and
- LTSB has sought and received from the Commission certain exemptive relief from Regulation M in order to permit its identifiable business groups and affiliates to engage in the foregoing activities during the Restricted Period.

As a further condition to the relief being requested, LTSB will undertake to keep records (the "**Records**") of the date and time when any LTSB Ordinary Shares or LTSB ADSs are purchased or sold, the market in which the purchase or sale is effected, the amount of LTSB Ordinary Shares or LTSB ADSs purchased or sold and the price of the purchase or sale, for each purchase or sale of LTSB Ordinary Shares or LTSB ADSs made during the Restricted Period. LTSB will maintain Records for a period of two years following the completion of the Transaction. Upon the written request of the Director of the Division of Trading and Markets of the Commission, LTSB will make a copy of the relevant Records available at the Commission's offices in Washington, D.C.

In connection with the relief requested by LTSB in this letter, please note that the Commission has granted similar exemptive relief from Regulation M to Barclays PLC under the exemptive letters dated June 16, 2008 and August 7, 2007; to UBS AG under the exemptive letter of April 22, 2008; to The Royal Bank of Scotland Group plc and ABN AMRO Holdings N.V. under the exemptive letters of April 21, 2008 and July 23, 2007; to ABN AMRO Holding N.V. under the exemptive letter of August 7, 2007; to Banco Bilbao Vizcaya Argentaria, S.A. under the exemptive letter dated June 25, 2007; to Allianz AG under the exemptive letters dated March 23, 2007 and April 10, 2003; to Banco Intesa S.p.A. under the exemptive letter dated November 1, 2006; to Sanpaolo IMI S.p.A. under the exemptive letter dated November 1, 2006; to Banco Santander Central Hispano, S.A. under the exemptive letter dated September 10, 2004; and to UBS AG under the exemptive letter dated September 22, 2000.

* * * * *

If you have any questions about this request, please do not hesitate to contact Thomas N. O'Neill III in London (+44-20-7456-3237) or Lawrence Vranka, Jr. in New York (212-903-9211). We appreciate your assistance in this matter.

Yours sincerely,

Thomas N. O'Neill III
Linklaters LLP

cc: Joan Collopy

Securities and Exchange Commission

Kate Cheetham

Lloyds TSB Group plc

Lawrence Vranka, Jr.

Linklaters LLP

END